Indosat's Key Highlights

For the Year Ended 31 December 2013

Jakarta, Indonesia, 3 March 2014: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX) publishes the key highlights of its unaudited operational and financial results for the year ended 31 December 2013. Please be advised that the key highlights are merely issued to coincide with the release of Ooredoo QSC (formerly known as Qatar Telecom QSC) results for the year ended 31 December 2013, as our indirect majority shareholder that consolidates Indosat’s results in its financial statements. Subject to the completion of, including but not limited to the audit by the Public Accountant Firm on the Company’s consolidated financial statements which are prepared in accordance with the Indonesian Financial Accounting Standards (IFAS), Indosat expects to file and release its consolidated financial statements for the year ended 31 December 2013 on 30 April 2014 at the latest (“Indosat’s Official Release”). Accordingly, these key highlights may differ from what is contained in Indosat's Official Release.

Financial and Operational Highlights:

	Quarterly Analysis			Year on Year Analysis
	4Q 2013	3Q 2013	% change	FY 2013	FY 2012	% change
Revenue (IDRbn)	6,056.0	6,091.2	(0.6)	23,855.3	22,418.8	6.4
Cellular (IDRbn)	4,894.9	4,907.9	(0.3)	19,374.6	18,489.3	4.8
Non-Cellular (IDRbn)	1,161.1	1,183.3	(1.9)	4,480.7	3,929.5	14.0
Expenses (IDRbn)	6,067.3	5,764.3	5.3	22,345.8	19,228.8	16.2
Operating Profit (Loss) (IDRbn)	(11.3)	326.9	(103.5)	1,509.5	3,190.0	(52.7)
Other Expenses - net (IDRbn)	(1,120.7)	(2,318.7)	(51.7)	(4,843.1)	(2,728.4)	77.5
EBITDA* (IDRbn)	2,409.7	2,655.3	(9.2)	10,376.0	10,540.0	(1.6)
EBITDA Margin (%)	39.8%	43.6%	(3.8) ppt	43.5%	47.0%	(3.5) ppt
Loss on foreign exchange - net (IDRbn)	(474.8)	(1,989.4)	(76.1)	(2,786.9)	(744.6)	274.3
Profit (Loss) For the Year Attributable to Owners of the Company (IDRbn)	(1,015.8)	(1,535.1)	(33.8)	(2,782.0)	375.1	(841.7)
Cash-out Capex (IDRbn)	1,791.8	2,515.7	(28.8)	9,669.4	5,789.0	67.0
Total Debt (IDRbn)	23,930.0	22,241.1	7.6	23,930.0	21,988.3	8.8
Obligation Under Capital Lease (IDRbn)	3,940.5	3,793.0	3.9	3,940.5	3,374.1	16.8
Total Cellular Customers (mn)	59.6	53.8	10.8	59.6	58.5	1.9
ARPU Cellular (IDR thousand)	27.7	28.5	(2.9)	27.6	27.1	1.8
ARPM (IDR)	137	133	3.0	133	127	4.6
MoU (minute / customer)	88.6	95.9	(7.5)	93.0	104.4	(10.9)
BTS (Total)	24,280	23,207	4.6	24,280	21,930	10.7
2G BTS	18,871	18,214	3.6	18,871	17,334	8.9
3G BTS	5,409	4,993	8.3	5,409	4,596	17.7

*

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

For further information please contact:

Investor Relations & Corporate Secretary

Corporate Communications

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax:

62-21-30003757

Fax:

62-21-30003754

Email:

investor@indosat.com

Website:

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the end of the year 2013, it has 59.6 million cellular customers through its brands, Indosat IM3, Indosat  Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Ooredoo. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT).

Disclaimer

This document may contain certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends